Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS RESULTS
FOR THE SECOND QUARTER 2012

Revenues of $37.6 million and EPS of $0.48

AZOUR, Israel – August 15, 2012 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the quarter ended June 30, 2012.

Highlights of the Second Quarter of 2012
•	An 11 thousand quarterly increase in net subscribers to a record of 639 thousand as of June 30, 2012;
•	Gross margin at 49.1% and operating margin at 18.9%;
•	EBITDA of $10.5 million or 28.1% of revenues;
•	Generated $12.4 million in operating cash flow; ended the quarter with $22.9 million in net cash and equivalents;
•	Dividend of $5.1 million declared for the quarter;

Second Quarter 2012 Results
Revenues for the second quarter of 2012 were $37.6 million, representing a 8.7% decline from revenues of $41.1 million in the second quarter of 2011. 75% of revenues were from location based service subscription fees and 25% from product revenues.

Revenues from subscription fees were $28.1 million, a decline of 10.9% over the same period last year. The decrease in subscription fees was due to the weakening of the Brazilian Real,  Israeli Shekel and Argentinean Peso against the US dollar. In local currency terms, subscription revenues grew by 4% compared with the second quarter of last year due to the increase in the subscriber base, which expanded from 615,000 as of June 30, 2011, to 639,000 as of June 30, 2012.

Product revenues were $9.4 million, a decline of 1.6% compared with the same period last year. This was due to the above-mentioned currency effects. In local currency terms, product revenues grew by 6% over the same period last year.

Gross profit for the second quarter of 2012 was $18.4 million (49.1% of revenues), a decrease of 7.7% compared with $20.0 million (48.5% of revenues) in the second quarter of last year.

Operating profit for the second quarter of 2012 was $7.1 million (18.9% of revenues), a decrease of 18.8% compared with an operating profit of $8.7 million (21.2% of revenues) in the second quarter of 2011. The decrease in operating profit compared with last year was due to the above-mentioned currency effect and a one-time expense relating to the arbitration verdict with Telematics at the amount of approximately $0.5 million.

EBITDA for the quarter was $10.5 million (28.1% of revenues), a decrease of 18.8% compared to an EBITDA of $13.0 million (31.5% of revenues) in the second quarter of 2011.

Financial income in the second quarter of 2012 was $809 thousand compared with a financial income of $339 thousand in the second quarter of 2011.

Other income in the quarter amounted to $6.7 million relating to the settlement with Leonardo.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Net profit was $10.1 million in the second quarter of 2012 (27% of revenues), compared with a net profit of $6.6 million (16.0% of revenues), as reported in the second quarter of 2011. During the quarter, the above-mentioned settlement with Leonardo contributed approximately $5 million to the net income.

Fully diluted EPS in the second quarter of 2012 was US$0.48, compared with fully diluted EPS of US$0.31 in the second quarter of 2011.

Cash flow from operations during the quarter was $12.4 million.

As of June 30, 2012, the Company had net cash, including marketable securities and deposits for short and long term, of $22.9 million or $1.09 per share. This is compared with $43.0 million or $2.04 per share as at March 31, 2012. During the quarter, the Company paid out $28.1 million in dividends, relating to the results of the full year of 2011 and for the first quarter of 2012.

For the second quarter, a dividend of $5.1 million was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased that the growth rate in our subscriber base in Brazil finally returned back to its long-term growth rate and we believe this is a positive sign for the coming quarters. Looking ahead, we now expect to increasingly benefit from the changes we made last year, which aimed at lowering the long-term churn rate and increase the average amount of time a subscriber will stay with us. We also continued to generate strong cash flow and we continue to share the rewards of our success with our shareholders, distributing $5.1 million in dividends for our performance in the quarter.”

Conference Call Information

The Company will also be hosting a conference call later today, August 15, 2012 at 9am ET. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167
ISRAEL Dial-in Number: 03 918 0650
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0650

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 639,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relation
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@ccgisrael.com CCG Investor Relations (US) +1 646 201 9246

* Financial Tables to Follow **

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ITURAN LOCATION AND CONTROL LTD.

Consolidated Interim Financial Statements
as of June 30, 2012

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of June 30, 2012

CONSOLIDATED BALANCE SHEETS

	US dollars (except share data)
	June 30,	December 31,
(in thousands)	2012	2011

Current assets

Cash and cash equivalents	18,977	35,270
Investments in marketable securities	-	68
Accounts receivable (net of allowance for doubtful accounts)	27,878	25,294
Loan to former employee	-	340
Other current assets	22,620	15,165
Inventories	12,365	10,881
	81,840	87,018

Long-term investments and other assets

Deposit in escrow	4,915	4,888
Investments in affiliated company	170	207
Investments in other company	78	80
Other non-current assets	1,596	2,216
Deferred income taxes	5,383	5,568
Funds in respect of employee rights upon retirement	4,984	4,741
	17,126	17,700

Property and equipment, net	34,924	40,870

Intangible assets, net	2,781	3,355

Goodwill	8,291	8,514

Total assets	144,962	157,457

CONSOLIDATED BALANCE SHEETS

	US dollars (except share data)
	June 30,	December 31,
(in thousands)	2012	2011

Current liabilities

Credit from banking institutions	796	390
Accounts payable	11,934	9,319
Deferred revenues	8,334	7,869
Other current liabilities	21,040	20,966
	42,104	38,544

Long-term liabilities

Long term loans	147	173
Liability for employee rights upon retirement	7,346	6,865
Provision for contingencies	4,135	4,250
Other non-current liabilities	787	753
Deferred revenues	692	728
Deferred income taxes	690	792
	13,797	13,561

Stockholders’ equity	84,819	101,194
Non-controlling interests	4,242	4,158
Total equity	89,061	105,352

Total liabilities and equity	144,962	157,457

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars (except share data)		US dollars (except share data)
	Six month period ended June 30,		Three month period ended June 30,
(in thousands except per share data)	2012	2011	2012	2011

Revenues:
Location-based services	57,335	61,888	28,120	31,550
Wireless communications products	17,951	19,638	9,431	9,587
	75,286	81,526	37,551	41,137

Cost of revenues:
Location-based services	22,634	25,402	11,156	13,191
Wireless communications products	15,850	16,271	7,972	7,992
	38,484	41,673	19,128	21,183

Gross profit	36,802	39,853	18,423	19,954
Research and development expenses	340	284	157	145
Selling and marketing expenses	4,369	4,164	2,228	2,286
General and administrative expenses	17,128	17,861	8,513	8,797
Other (income) expenses, net	425	-	442	-
Operating income	14,540	17,544	7,083	8,726
Other income, net	6,755	41	6,755	41
Financing income, net	819	578	809	339
Income before income tax	22,114	18,163	14,647	9,106
Income tax expense	(6,243)	(4,563)	(4,051)	(2,281)
Share in losses of affiliated companies, net	(14)	-	-	-
Net income for the period	15,857	13,600	10,596	6,825
Less: Net income attributable to non-controlling interests	(613)	(541)	(452)	(244)
Net income attributable to the Company	15,244	13,059	10,144	6,581

Basic and diluted earnings per share attributable to Company’s stockholders (Note 3)	0.73	0.62	0.48	0.31

Basic and diluted weighted average number of shares outstanding	20,968	20,968	20,968	20,968

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands except per share data)	2012	2011	2012	2011

Cash flows from operating activities

Net income for the period	15,857	13,600	10,596	6,825

Adjustments to reconcile net income to net cash from operating activities:

Depreciation and amortization	7,258	8,804	3,448	4,250
Exchange differences on principal of deposit and loans, net	(183)	515	(309)	260
Losses (gains) in respect of trading marketable securities	(2)	(19)	2	(7)
Increase in liability for employee rights upon retirement	659	482	407	328
Share in losses of affiliated companies, net	14	-	-	-
Deferred income taxes	(152)	(566)	(770)	(192)
Capital losses (gains) on sale of property and equipment, net	(5)	(30)	2	(30)
Decrease (increase) in accounts receivable	(3,242)	159	(1,017)	1,813
Decrease (increase) in other current assets	(6,159)	(299)	(4,105)	1,971
Decrease (increase) in inventories	(1,767)	822	(524)	6
Increase (decrease) in accounts payable	2,715	(880)	1,619	(714)
Increase (decrease) in deferred revenues	653	1,365	(313)	228
Increase (decrease) in other current liabilities	675	46	3,365	(791)
Net cash provided by operating activities	16,321	23,999	12,401	13,947

Cash flows from investment activities

Increase in funds in respect of employee rights upon retirement, net of withdrawals	(366)	(302)	(175)	(186)
Capital expenditures	(3,758)	(10,985)	(2,760)	(5,370)
Deposit in escrow	-	603	-	-
Deposit	(25)	462	(50)	318
Proceeds from sale of property and equipment	161	226	52	206
Repayment of loan to a former employee	355	-	-	-
Sale of marketable securities	70	-	70	-
Net cash used in investment activities	(3,563)	(9,996)	(2,863)	(5,032)

Cash flows from financing activities

Short term credit from banking institutions, net	415	(36)	17	(26)
Repayment of long term loans	(22)	(23)	(11)	(18)
Dividend paid to non-controlling interests	(400)	-	(132)	-
Dividend paid	(28,116)	(21,782)	(28,116)	(21,782)
Net cash provided by (used in) financing activities	(28,123)	(21,841)	(28,242)	(21,826)

Effect of exchange rate changes on cash and cash equivalents	(928)	970	(1,265)	315

Net increase in cash and cash equivalents	(16,293)	(6,868)	(19,969)	(12,596)
Balance of cash and cash equivalents at beginning of period	35,270	46,674	38,946	52,402
Balance of cash and cash equivalents at end of the period	18,977	39,806	18,977	39,806